EXHIBIT 99.1

PRESS RELEASE

Banro and Banro Group (Barbados) Limited Declare Dividends Payable on
Series A Preference Shares of Banro and Preferred Shares of Banro Group (Barbados) Limited

Toronto, Canada – December 16, 2013 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) hereby notifies holders of Series A Preference Shares of Banro (“Banro Series A Shares”) and holders of Preferred Shares of Banro Group (Barbados) Limited (“Barbados Preferred Shares”) that the board of directors of each of Banro and Banro Group (Barbados) Limited has authorized and declared a dividend payable of US$0.58 per Banro Series A Share and Barbados Preferred Share.

The dividend is payable to holders of record of Banro Series A Shares and Barbados Preferred Shares on December 27, 2013 and will be paid on December 31, 2013.

In accordance with the requirements of the articles of Banro and Banro Group (Barbados) Limited, Banro hereby notifies holders of Banro Series A Shares and holders of Barbados Preferred Shares of the following information necessary to calculate the amount of the said dividend.  Defined terms used below which are not otherwise defined shall have the meaning given to them in the articles of Banro and Banro Group (Barbados) Limited.

●	The simple average of the Reference Gold Price during the three-month period ending on September 30, 2013 is US$1,326.28.

●	The Relevant Number for the purposes of the calculation of the Dividend Liquidation Preference is 0.017501.

●	There are currently no dividends accrued and unpaid on the Banro Series A Shares or the Barbados Preferred Shares.

●	The Monthly Production Level for the third quarter of 2013 is 6,928 ounces of gold per month, such that the Annual Dividend Yield is 10.0%.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine, which began commercial production September 1, 2012, and construction of its second gold mine at Namoya located approximately 200 kilometres south of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga.  The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.  Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company.  All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802 or info@banro.com,